HIVE BLOCKCHAIN TECHNOLOGIES LTD.

July 7, 2022

HIVE Blockchain Provides June 2022 Production Update

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its amended and restated short form base shelf prospectus dated
January 4, 2022.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBFA.F) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin and Ethereum mining operations for the month of June 2022, with a BTC HODL balance of 3,239 Bitcoin and 7,667 Ethereum as of July 6, 2022.

June 2022 Production Figures

HIVE is pleased to announce its June 2022 production figures and mining capacity:

• 278.5 BTC Produced

• 2.17 Exahash of Bitcoin mining capacity at beginning of June

• Increased to 2.24 Exahash of Bitcoin mining capacity during the month of June, and 2.0 Exahash at the end of June some miners were temporarily taken offline and are the process of being swapped out for higher efficiency miners and layout optimization

• 2,542 ETH Produced*

• 6.26 Terahash of Ethereum mining capacity at beginning of June

• 6.0 Terahash of Ethereum mining capacity at end of June, some miners were taken offline temporarily for layout optimization due to higher summer temperatures

*The Company's production of ETH from GPU mining (including selective optimizations of GPU hashrate) has yielded a total ETH production of 2,542 ETH

Frank Holmes, Executive Chairman of HIVE stated "HIVE is experienced in managing the recent volatility since we were the first digital asset mining company to go public in 2017 and have experienced both price surges and massive downdrafts or "crypto winters" before and have strived to maintain a strong balance sheet of Bitcoin and Ethereum which is completely unlevered. The Company maintains its business as a cash flow positive enterprise, without any significant debt (aside from a long-term real estate mortgage from Canadian bank with less than 4% interest), and no equipment financing on any of our ASIC and GPU fleet. In June we produced an average of 14.0 Bitcoin Equivalent per day, comprised of approximately 9.0 BTC per day and our Ethereum production. We are pleased to note that as of today, we are producing approximately 9.4 BTC a day in addition to approximately 90 Ethereum per day. We are seeing the 'Great Unwind' of highly leveraged Proof of Stake fin-tech companies that represented themselves as modern crypto lending platforms. This unwind is causing selling pressure in the crypto markets at large. We see how the abuse of leverage without regulation, which is endemic in Proof of Stake projects, causes volatility.

We believe imprudent 'crypto cowboys' have created a situation akin to the Long Term Capital Management LP (LCTM) crisis of 1998, yet this time without a Federal Reserve to bail them out."

It reminds of 2017 during the ICO craze when tokens were being launched only to crash and burn in 2018 and the last crypto winter ended Feb 2019. These cycles are filled with new innovation and aggressive players. We are cautious, seeking out opportunities and remain firm in our belief that Bitcoin and Ethereum will survive to thrive again after all the over-leveraged players are forced out of business.

Aydin Kilic, President & COO of HIVE noted "We continue to strive for operational excellence, ensuring that as we scale our hashrate as a company we also optimize our uptime, to ensure ideal Bitcoin and Ethereum output figures." Mr. Kilic continued, "We also would like to provide an update on the BTC and ETH equivalency, where one can equate value of the coins produced daily. As such the ETH that HIVE produced during the month of June, equated on a daily basis, is approximately equal a monthly total of 142.3 BTC, which we refer to as Bitcoin equivalent or BTC equivalent. This is in addition to the 278.5 BTC produced from our Bitcoin mining operations during June, for a total of 420.8 Bitcoin equivalent."

The Company's total Bitcoin equivalent production in June 2022 was:

• 420.8 BTC Equivalent Produced

• 14.0 BTC Equivalent produced per day on average

• 3.2 Exahash of BTC Equivalent Hashrate (BTC hashrate plus equivalent ETH Hashrate) as of June 30), although the Company's BTC equivalent hashrate peaked at 3.5 Exahash during the month, towards the end of the month some miners were taken offline for layout optimization

Coin Strategy

Over the past year we have been strategically selling some of our ETH holdings to fund the expansion of our BTC footprint, and brought our ETH position which was once at over 25,000 ETH to its current position of 7,667 ETH. We sold most of our ETH at much higher prices and made the wise choice to avoid lending-out our ETH to earn a yield because many of these lending schemes have gone bankrupt. During these challenging times in the market cycle that we are experiencing, we remain committed to our expansion plans. These plans will be funded through the selling of our current production of BTC and ETH, while striving to maintain our BTC inventory levels. Darcy Daubaras, CFO of HIVE stated, "We are able to undertake this strategy and maintain coin inventory levels as a result of keeping a strong balance sheet position and never having entered into any agreements whereby our coin holdings have been staked, put up as collateral, or otherwise put at risk of being called by another party to cover a position due to the current decline in the price of crypto currency." Mr. Daubaras continued, "This conservatism has put us in a favourable position to be able to continue our strategic growth in a controlled and manageable manner."

Network Mining Difficulty

The Bitcoin network difficulty increased 1% during the month of June, although corrected by -2% towards the end of the month, thus ending the month 1% lower than the beginning of the month. The Ethereum network difficulty, both increased and decreased by margins of approximately 4% during the month of June. Although the average difficulty was consistent with levels seen at the end of May. These factors impact our gross profit margins.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.